                                                                   Exhibit (f)



                    AMENDED AGREEMENT TO PURCHASE SECURITIES

         THIS AMENDED AGREEMENT TO PURCHASE SECURITIES (this Agreement"), dated as of July 19, 1994, as amended as of December 20, 1994, is by and between Bastion Capital Fund L.P., a Delaware limited partnership (" Purchaser"), and TLMD Partners II, L.L.C., a Delaware limited liability company ("Seller"). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Second Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code of Telemundo Group, Inc. dated April 29, 1994.

                                   RECITALS:

         A. On or about June 8, 1993 (the "Petition Date"), Telemundo Group, Inc. (the "Debtor") filed a petition for relief under Chapter 11 of Title 11 of the United States Code, as amended (the "Bankruptcy Code"), with the United States Bankruptcy Court for the Southern District of New York, commencing Chapter 11 case No. 93-B-42967(JLG) (the "Case").

         B. Seller will be on the Transfer Date (defined below) the owner of at least $19,777,752 principal amount of 1992 Zero Coupon Notes, at least $11,720,746 principal amount of 1993 Zero Coupon Notes and at least $3,235,345 principal amount of 13 5/8% Debentures.

         C. A proof of claim in the Case has been filed with respect to the Zero Coupon Notes and the 13 5/8% Debentures owned by Seller.

         D. Seller desires to sell, transfer, and assign to Purchaser, and Purchaser desires to purchase from Seller, all of Seller's right, title and interest in and to the Series A Common Stock and the Series B Common Stock to be issued upon consummation of the Plan (the "Distribution Stock") in respect of (i) (x) $19,777,752 principal amount of 1992 Zero Coupon Notes, (y) $11,720,746 principal amount of 1993 Zero Coupon Notes and (z) 3,235,345 principal amount 13 5/8% Debentures (collectively, the " Transferred Securities") and (ii) the related Zero Coupon Note Claims and 13 5/8% Debenture Claims (collectively, the "Transferred Claims"), upon the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the premises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         SECTION 1. ESTABLISHMENT OF TRUST. Contemporaneously with the execution of this Agreement, (i) Seller and Purchaser will cause a trust (the "Trust") to be established in accordance with the provisions of a Trust Agreement in the form attached hereto as Exhibit A (the "Trust Agreement"),
(ii) each of Seller and Purchaser shall execute the Trust Agreement and (iii) Seller shall cause the Transferred Claims and Transferred Securities to be transferred to the Trust (the date of such transfer, the "Transfer Date"), to be held and distributed in accordance with the Trust Agreement.

         SECTION 2. TRANSACTIONS AT CLOSING. Seller and Purchaser agree that, at the Closing, subject to satisfaction or waiver of all the conditions contained herein, and relying on the representations, warranties and agreements contained herein:

                 SECTION 2.01 PURCHASE PRICE. The purchase price (the " Purchase Price") payable by Purchaser for the Distribution Stock shall be an amount equal to (x) $10.00 per share multiplied by (y) the number of shares of Distribution Stock; provided that if more than 10 million shares of Common Stock are issued pursuant to the Plan the parties will negotiate in good faith to adjust such amounts.

                 SECTION 2.02 PAYMENT OF PURCHASE PRICE AND RELEASE OF DISTRIBUTION STOCK. (a) At the Closing on the Closing Date (defined below), Purchaser shall pay to Seller in cash by wire transfer in immediately available funds, to such account as Seller shall specify at least two business days in advance, an amount equal to the Purchase Price and, in consideration thereof, the Distribution Stock shall be released to Purchaser as contemplated by the Trust Agreement and, upon such distribution, such Distribution Stock shall be Beneficially Owned by Purchaser free and clear of all Liens (defined below). Purchaser acknowledges and agrees that Seller's obligation hereunder is to deliver the Distribution Stock in such form as it is constituted as a result of consummation of the Plan and the transactions contemplated hereby.

                          (b)     Notwithstanding the above, if at any time
prior to the Closing, Purchaser shall, in its reasonable judgment, determine that it can deliver the Purchase Price to the Trustee (to be held as contemplated by the Trust Agreement) without (i) causing Purchaser to be considered a "fiduciary" for purposes of the Employee Retirement Income Security Act of 1974 or (ii) causing Purchaser's assets to be considered "plan assets" for purposes of the Department of Labor "plan asset regulations" (either, an "ERISA Restriction"), it shall promptly notify Seller (the "Ability to Fund Notice") and, thereafter, if and when Seller shall give notice to Purchaser as contemplated in Recital D of the amount of Sale Debentures, Purchaser will promptly (unless an ERISA Restriction shall then be applicable, in which case Seller's notice shall be deemed withdrawn and the provisions of this paragraph (b) shall apply as if such Ability to Fund Notice had not been given) deliver to the Trustee the estimated Purchase Price (based upon the Estimated Distribution Shares (as defined below) to be issued pursuant to the
Plan) which shall be held in accordance with the Trust Agreement. In such case, the Purchaser's obligation to deliver the Purchase Price contemplated by clause (a) shall be satisfied by the delivery by the Trustee to Seller of that amount of the Cash Amount (as defined in the Trust Agreement) as equals the Purchase Price as contemplated by the Trust Agreement (and, if there is any shortfall due to the number of shares of Distribution Stock being greater than the Estimated Distribution Shares or a reduction in the value of the Cash Amount resulting from investments made in accordance with Section 5.10 of the Trust Agreement), delivery of the shortfall by wire transfer as contemplated by clause (a) above). In the event that Purchaser becomes obligated to deposit the Purchase Price with the Trustee as contemplated above, in lieu thereof it may establish a letter of credit (the "Letter of Credit") in favor of the Trustee, in an amount equal to the estimated Purchase Price, which supports the obligations of Bastion to pay the Purchase Price as contemplated by this Agreement; provided, that the terms and conditions of such Letter of Credit shall be reasonably acceptable to Seller.

"Estimated Distribution Shares" means the number of shares of Distribution Stock expected to be issuable pursuant to the Plan in respect of the Transferred Securities and Transferred Claims.

Purchaser agrees that pending the Closing, it will from time to time evaluate whether it can deliver the Purchase Price contemplated by this clause (b) and notify Seller promptly upon reaching a determination that it can so contribute such amounts.

                 SECTION 2.03 SHAREHOLDERS AGREEMENT. Purchaser and Seller hereby agree to enter into a Shareholders Agreement ("Shareholders Agreement") in the form of Exhibit B, contemporaneously with the execution of this Agreement.

         SECTION 3. CLOSING. The closing of the purchase and sale contemplated herein (the "Closing") shall take place at the offices of Akin, Gump, Strauss, Hauer & Feld, L.L.P., 65 East 55th Street, 33rd Floor, New York, New York, 10022, or such other place as Seller and Purchaser shall agree, on the seventh business day after the Consummation Date (the "Closing Date"); provided, that the conditions to Closing in Section 4 have been satisfied or waived. Except as otherwise described herein, all of the actions contemplated to be taken pursuant to this Agreement on the Closing Date and taken or occurring on such date shall be deemed to have occurred simultaneously; provided, that the sale of the Distribution Stock shall be deemed to have occurred as of the date hereof, and to the extent one particular action must have occurred before another, the parties agree that such action will be deemed to have occurred prior to the other such action.

         SECTION 4.       CONDITIONS.

                 SECTION 4.01 CONDITIONS PRECEDENT TO THE OBLIGATION OF THE PARTIES TO CLOSE. The obligation of Purchaser and Seller to close the transactions contemplated by Section 2.02(a) shall be subject to the satisfaction or waiver of the following conditions precedent:

                          (a)  ENTRY OF CONFIRMATION ORDER.  The Confirmation
Order shall have been signed by the Bankruptcy Court and duly entered on the docket for the Chapter 11 Case by the Clerk of the Bankruptcy Court in form and substance reasonably satisfactory to the Debtor, the Creditors' Committee, the Reliance Entities and the Blair Entities.

                          (b)  NO STAY.  There shall not be any stay in effect
with respect to the Confirmation Order.

                          (c)  WAITING PERIOD.  The applicable waiting period
(and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relevant to the transactions contemplated hereby or by the Plan shall have terminated or expired.

                          (d)  APPROVAL OF BLAIR SETTLEMENT AGREEMENT.  The
Bankruptcy Court shall authorize and approve the Blair Settlement Agreement by Final Order.

                          (e)  APPROVAL OF O & Y SETTLEMENT.  The Bankruptcy
Court shall authorize and approve the motion to assume and assign, pursuant to section 365 of the Bankruptcy Code, the 1290 Lease and the 1290 Subleases and pay $7 million to the 1290 Landlord under the terms and conditions of the O & Y Letter Agreement by Final Order.

                          (f)  NO PROCEEDING OR LITIGATION.  On the Closing
Date there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court or governmental or other regulatory or administrative agency or commission ("Governmental Bodies") (collectively, "Injunctions") restraining or prohibiting the consummation of the transactions contemplated by Section 2.02(a) or by the Plan.

                          (g)  CONSENTS AND APPROVALS.  All material licenses,
permits, consents, approvals and authorizations of all third parties and Governmental Bodies (other than the FCC) shall have been obtained which are required to consummate the transactions contemplated by Section 2.02(a).

                          (h)  FCC APPROVAL.  The FCC shall have released an
order or a public notice approving the transfer of control or assignment of the FCC licenses of the Debtor as contemplated by the Plan (without regard to any opportunity for, or any pending, rehearing or reconsideration or appeal), in form and substance reasonably satisfactory to Seller.

                 SECTION 4.02 CONDITIONS PRECEDENT TO THE OBLIGATION OF PURCHASER TO CLOSE. The obligation of Purchaser to close the transactions contemplated by Section 2.02(a) shall be subject to the satisfaction or waiver of the following further conditions precedent:

                          (a)  FULFILLMENT OF COVENANTS.  Seller shall have
performed and complied in all material respects with all covenants, obligations and agreements required by this Agreement to be so performed or complied with by it at or prior to Closing.

                          (b)  REPRESENTATIONS AND WARRANTIES.  The
representations and warranties of Seller contained in this Agreement shall be complete and accurate in all material respects on the date when made and on the Closing Date to the same extent as if made on such date.

                          (c)  TRANSFER OF DISTRIBUTION STOCK.   Trustee or
Seller shall deliver to Purchaser certificates representing the Distribution Stock, duly endorsed in blank or accompanied by stock powers duly executed in blank (or, at Seller's election, the Trustee may in lieu thereof provide such other evidence of the transfer of ownership of the Distribution Stock to Purchaser, such evidence to be reasonably acceptable to Purchaser) .

                          (d)  EXECUTION OF RELATED AGREEMENTS.  (i)  Seller
shall have executed the Shareholders Agreement, (ii) Guillermo Bron shall have been named in the Confirmation Order as a director of the initial Board of Directors of Reorganized Telemundo, and (iii) Purchaser shall have received such assurances as it shall reasonably request that the Company, at or immediately after the Closing (but in any event on the Closing Date), will execute a letter agreement in favor of Purchaser, effective as of the Closing, in the form attached as Exhibit C, it being agreed that a representation of Seller that the Series B Directors have agreed to cause Reorganized Telemundo to execute such letter agreement is sufficient assurance.

                          (e)     The Plan shall not have been amended in any
manner which is adverse in any material respect to Purchaser (it being agreed that any amendment which increases the number of shares of Series B Common Stock to be issued on the Consummation Date is considered materially adverse to Purchaser).

                 SECTION 4.043 CONDITIONS PRECEDENT TO THE OBLIGATION OF SELLER TO CLOSE. The obligation of Seller to close the transactions contemplated by Section 2.02(a) shall be subject to the following further conditions precedent:

                          (a)  FULFILLMENT OF COVENANTS.  Purchaser shall have
performed and complied in all material respects with all of its covenants, obligations and agreements required by this Agreement to be so performed or complied with by it at or prior to Closing.

                          (b)  REPRESENTATIONS AND WARRANTIES.  The
representations and warranties of Purchaser contained in this Agreement shall be true, correct and accurate in all material respects on the date when made and on the Closing Date to the same extent as if made on such date.

                          (c)  PAYMENT OF PURCHASE PRICE.  Seller shall have
received the wire transfer of funds specified in Section 2.02(a) or (b) of this Agreement.

                          (d)  EXECUTION OF RELATED AGREEMENTS.  Purchaser
shall have executed the Shareholders Agreement.

                 SECTION 4.044  OTHER CONDITIONS PRECEDENT.  The obligation of
(i) Purchaser and Seller to execute the Trust Agreement as contemplated by
Section 1, (ii) Seller to transfer the Transferred Claims and Transferred Securities to the Trust as contemplated by Section 1, and (iii) Purchaser to deliver the estimated Purchase Price to the Trust or provide the Letter of Credit as contemplated by Section 2.02(b), as the case may be (each of which is considered a separate obligation for purposes of this Section), shall be subject to the condition that, at the time such action is to be taken, there shall be no Injunctions restraining or prohibiting the taking of such action; provided, that if such an Injunction so restrains or prohibits such action, the action shall be taken promptly after the Injunction shall no longer act to restrain or prohibit such action.

         SECTION 5. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warrants to Purchaser, its successors and assigns, that:

                 SECTION 4.051 DUE ORGANIZATION; AUTHORITY. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

                 SECTION 4.052 ENFORCEABILITY. This Agreement has been duly authorized, executed and delivered by Seller and constitutes the legal, valid and binding agreement of Seller, enforceable in accordance with its terms.

                 SECTION 4.053 TITLE. On the Closing Date, Seller (through the Trust) will be the Beneficial Owner of the Transferred Securities and the Transferred Claims, except as contemplated by this Agreement and the Plan. At the Closing, Purchaser will (upon distribution of the Distribution Stock from the Trust) receive the Distribution Stock free and clear of all liens, charges, pledges, interests or other encumbrances whatsoever, except for such liens, charges, pledges, interests or other encumbrances arising from the status or actions of Purchaser or as contemplated by this Agreement and the Plan ("Liens").

                 SECTION 4.054 NO CONFLICT. Seller's execution, delivery, and performance of this Agreement will not require any governmental, regulatory or third party consent (except as contemplated by the Plan) and will not contravene or conflict with (i) any law, statute, rule or regulation, judgment or order, writ, injunction or decree which is binding upon Seller or any of its properties or assets, (ii) any provisions of the organizational documents of Seller, or (iii) any agreement or undertaking to which Seller is a party or by which it or its assets is otherwise bound except for consents, contraventions or conflicts which would not have a material adverse effect on the ability of Seller to deliver the Distribution Stock as contemplated by Section 2.02 hereof or perform its obligations under the Shareholders Agreement; provided, however, that no representation is deemed made as to consents which may be required by the FCC or any contravention or conflict arising under the Federal Communications Act.

         SECTION 6. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Seller that:

                 SECTION 4.061 DUE ORGANIZATION; AUTHORITY. Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

                 SECTION 4.062 ENFORCEABILITY. This Agreement has been duly authorized, executed and delivered by Purchaser (acting through its general partner and such general partner's general partner (collectively, the "General Partners")) and constitutes the legal, valid and binding agreement of Purchaser, enforceable in accordance with its terms.

                 SECTION 4.063 NO CONFLICT. Purchaser's execution, delivery, and performance of this Agreement will not require any governmental, regulatory or third party consent (except as contemplated by the Plan) and will not contravene or conflict with (i) any law, statute, rule or regulation, judgment or order, writ, injunction or decree which is binding upon Purchaser or the General Partners or any of their properties or assets, (ii) any provisions of the organizational documents of Purchaser or the General Partners, or (iii) any agreement or undertaking to which Purchaser or any of the General Partners are a party or by which any of them or their assets are otherwise bound except for consents, contraventions or conflicts which would not have a material adverse effect on the ability of Purchaser to deliver the Purchase Price as contemplated by Section 2.02 or perform its obligations under the Shareholders Agreement; provided, however, that no representation is deemed made as to consents which may be required by the FCC or any contravention or conflict arising under the Federal Communications Act.

                 SECTION 4.064 INVESTMENT REPRESENTATIONS. (a) Purchaser hereby acknowledges that Purchaser is aware that Seller or its affiliates by reason of their relationship to Debtor may have had access to certain information (the "Information") which may be material regarding Debtor, its financial condition, results of operations, management, projections and businesses. Purchaser further agrees that Purchaser has conducted its own investigation, to the extent that Purchaser has determined necessary or desirable regarding Debtor, and that Purchaser has determined to enter into and complete this transaction based on, among other things, such investigation.

                          (b)     Purchaser understands and represents that it
is purchasing the Distribution Stock for its own account and not with a view to or for sale or distribution that would be in violation of the Securities Act of 1933, as amended.

                          (c)     Purchaser is an "accredited investor" as such
term is defined in Rule 501 of Regulation D under the Act, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the acquisition of the Distribution Stock, and having had access to, or having been furnished with, all such information as it has considered necessary, has concluded that it is able to bear those risks.

                          (d)     Purchaser represents that the Distribution
Stock was not offered or sold to Purchaser by any form of general solicitation or general advertising.

         SECTION 7.       CERTAIN COVENANTS.

                          (a)  REASONABLE BEST EFFORTS.  Subject to the terms
of this Agreement, each of Seller and Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable under applicable law, including such additional actions as may be reasonably requested by the other party hereto, to more fully effectuate the transactions contemplated by this Agreement. In the event at any time at or after Closing any further action is necessary or desirable to carry out the purposes of this Agreement, the parties hereto shall use their reasonable best efforts to take such action.

                          (b)  COSTS AND EXPENSES.  Each of Seller and
Purchaser shall be solely responsible for all costs and expenses (including legal expenses) incurred by it with respect to the negotiation and preparation of this Agreement and the transactions contemplated hereby.

                          (c)  CERTAIN RIGHTS.  The parties agree that nothing
contained herein shall in any way restrict the rights or abilities of AIF II, L.P., Artemis SNC or Seller, or their respective affiliates and agents, from taking any action any of them deems necessary or appropriate with respect to the Plan or the Case, including voting (or causing the Trustee to vote, if applicable), the Zero Coupon Notes or 13 5/8 Debentures as any of them may determine.

                          (d)  BOARD REPRESENTATION.  At or prior to the
Consummation Date, Seller will use its reasonable best efforts to cause Guillermo Bron to be named as a director of the initial Board of Reorganized Telemundo.

         SECTION 8.       TERMINATION.

                          (a)  MUTUAL CONSENT.  This Agreement may be
terminated at any time prior to the Closing by mutual consent of the parties.

                          (b)  OUTSIDE DATE.  In the event that the Closing
shall not have occurred by December 31, 1994, then either Seller or Purchaser, by written notice given in accordance with Section 9.01 to the other party, may terminate this Agreement and the related agreements contemplated hereby (including, without limitation, the Shareholders Agreement); provided, however, that if neither party shall have delivered the notice contemplated within 14 days after December 31, 1994, neither party shall have the right to terminate this Agreement pursuant to this Section 8(b).

                          (c)  In the event of termination of this Agreement in
accordance with its terms, the Shareholders Agreement, if executed, shall terminate and the Transferred

Claims, Transferred Securities and proceeds thereon (including the Distribution Stock) shall be returned to Seller.

         SECTION 9.       MISCELLANEOUS.

                 SECTION 9.01 NOTICES. All notices or other communications required or permitted hereunder shall be sufficiently given (i) if delivered personally, (ii) when transmitted via telecopy to the telecopy number set forth below (with hard copy following), or (iii) the day following the day on which the same has been delivered prepaid to a national overnight air courier service addressed as set forth below:

                 If to Purchaser:

                 Bastion Capital Fund, L.P.
                 Suite 2800
                 1999 Avenue of the Stars
                 Los Angeles, California  90067
                 Attention:  Guillermo Bron
                 Telecopy:  (310) 277-7582

                 with a copy to:

                 Michael A. Woronoff, Esq.
                 Skadden, Arps, Slate, Meagher & Flom
                 300 South Grand Avenue
                 Los Angeles, California  90071
                 Telecopier:  (213) 687-5600

                 If to Seller:

                 c/o:  Apollo Advisors, L.P.
                 1999 Avenue of the Stars
                 Suite 1900
                 Los Angeles, CA  90067
                 Attention:  Pandora Pang
                 Telecopy:  (310) 201-4198
                 with a copy to:

                 Patrick J. Dooley, Esq.
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                 65 East 55th Street
                 33rd Floor
                 New York, NY  10022
                 Telecopy:  (212) 872-1002

or at such other addresses as Purchaser or Seller may specify in writing to the other party from time to time.

                 SECTION 9.02 GOVERNING LAW. This Agreement and all rights conferred and obligations imposed hereunder shall be interpreted and construed in accordance with the laws and internal judicial decisions of the State of Delaware, without giving effect to the conflicts of laws rules thereof.

                 SECTION 9.03 ENTIRE AGREEMENT; COUNTERPARTS. This Agreement (including the attachments hereto) (i) embodies the entire agreement between the parties relating to the subject matter hereof, supersedes all prior agreements and understandings between such parties, if any, relating to the subject matter hereof (including, without limitation, the Agreement to Purchase Securities between the parties hereto, dated as of July 19, 1994, and may be amended only by an instrument in writing executed jointly by each party hereto, and (ii) may be executed in a number of identical counterparts, each of which shall be deemed an original for all purposes and all of which constitute, collectively, one agreement; but in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

                 SECTION 9.04 ASSIGNMENT; SURVIVAL. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, Seller, Purchaser, and their respective successors and assigns. All representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement and the purchase and sale of the Distribution Stock. Seller shall have the right to assign, by written instrument, its rights and obligations hereunder in whole or part to one or more entities which, as of the Closing Date, will own the Transferred Claims and Transferred Securities (including Artemis America III and/or AIF II, L.P.), in which case such entities will become bound by the terms of this Agreement (with such immaterial changes as are necessary to reflect the substitution of such other entity(s)), in which case Seller shall cease to have any rights or obligations hereunder.

                 SECTION 9.05 CERTAIN LIMITATION. Neither party shall be liable for damages to the other party or any third person as a result of a breach or termination of this Agreement, except that if a party willfully and in bad faith breaches any provision of this Agreement, the other party shall be entitled to seek damages resulting from such willful, bad faith breach, but in no event shall a party be liable for consequential or punitive damages.





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

                 SECTION 9.06 HEADINGS. The captions and headings in this Agreement are for convenience only and shall not affect the interpretation or construction of this Agreement.

                 SECTION 9.07 ADDITIONAL SHARES. If Seller shall request in writing, on or before the record date for distributions to be received upon consummation of the reorganization contemplated by the Plan, that Purchaser purchase additional Zero Coupon Notes and Related Claims, such that Purchaser will acquire up to 147,404 additional shares of Common Stock (in addition to the shares of Common Stock contemplated to be acquired hereby), then in such case such Notes and Claims will immediately be transferred to the Trust and such Notes and Claims will be treated as part of the Transferred Securities and Transferred Claims, and the parties will make such modifications to the agreements contemplated by this Agreement as may be appropriate to reflect such changes.





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

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed, each by its duly authorized officer or representative, all on the day and year first above written.


                             TLMD PARTNERS II, L.L.C.
                             By:  AIF II, L.P., its Manager
                                  By:  Apollo Advisors, L.P., its
                                       Managing General Partner
                                  By:  Apollo Capital Management, Inc.,
                                       its General Partner


                                       By:____________________________________
                                          Name:
                                          Title:


                             BASTION CAPITAL FUND L.P.
                             By:  Bastion Partners
                                  its general partner
                                  By:  Bron Corp.
                                       its general partner


                                  By:_________________________________________
                                     Guillermo Bron
                                     President





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